May 24, 2018

Suping Lu
Sole Director
Garrett Transportation Systems Inc.
La Piece 16
Rolle, Switzerland
1180

       Re: Garrett Transportation Systems Inc.
           Draft Registration Statement on Form 10
           Submitted May 1, 2018
           CIK No: 0001735707

Dear Mr. Lu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Registration Statement on Form 10

Exhibit 99.1
The Spin-Off, page 1

1. You disclose that the reason the company is undertaking the separation is to permit "a more focused business" that will be better able to invest in growth opportunities and execute its strategic plans. Please briefly describe major differences in strategy, operating priorities and business focus between Honeywell and Garrett.
 Suping Lu
FirstName LastNameSuping LuInc.
Garrett Transportation Systems
Comapany NameGarrett Transportation Systems Inc.
May 24, 2018
May 24, 2018 Page 2
Page 2
FirstName LastName
Our Company, page 2

2. Please clarify whether the distribution network of 160 distributors covering 180 countries will continue to be contractually obligated to the company, as opposed to Honeywell, following the separation.
Our Industry, page 3

3. Please revise the disclosure throughout this section regarding CAGR for various aspects of your business to include balancing language stating that there is no guarantee that you will achieve comparable CAGR metrics in the future.
Attractive Financial Profile , page 8

4. Please balance your disclosure regarding the topline forecast to note that the expected growth is subject to the obligations of the Indemnification and Reimbursement Agreement
         and other currently unquantifiable risks to the business.
Questions and Answers about the Spin-Off
Will SpinCo incur any debt prior to or at the time of the Distribution?, page
12

5. When the information is available, please revise this Question and Answer to quantify the amount of the indebtedness that you expect to incur.
Risk Factors
We are subject to risks related to the Indemnification and Reimbursement Agreement, page 20

6. Please expand this risk factor to include information regarding the covered amount of asbestos liability payments made in the past, to permit investors to understand the potential future liability.
Our products and services depend in part on intellectual property and technology licensed from third parties, page 24

7. We note your disclosure that much of your business and many of your products rely on key technologies developed or licensed from third parties. Please disclose your accounting policy for your technologies licensed from third parties. Your percentage ownership in SpinCo may be diluted in the future, page 32

8. Please revise this risk factor to include information concerning plans, if any, to issue equity awards to directors, officers and other employees, as well as any acquisitions or capital market transactions you are presently considering.
 Suping Lu
FirstName LastNameSuping LuInc.
Garrett Transportation Systems
Comapany NameGarrett Transportation Systems Inc.
May 24, 2018
May 24, 2018 Page 3
Page 3
FirstName LastName
The Spin-Off
Reasons for the Spin-Off, page 37

9.       Please disclose which party will bear the costs of the spin-off.
10. We note your disclosure that the board considered alternatives to the spin-off. Please disclose what alternatives the board considered, and the reasons that the alternatives were not pursued.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
65

11. We note from your disclosure on page 1 that prior to the completion of the spin-off, you will enter into a Separation and Distribution Agreement and several other agreements relative to the spin-off. Once the terms of these agreements have been determined, please revise your disclosure in your MD&A section to discuss any significant amounts and terms related to these agreements.
Combined Financial Statements, page F-1

12. Please update the financial statements in accordance with Rule 3-12 of Regulation S-X in your next amendment to Form 10.
Notes to Combined Financial Statements
Note 18. Commitments and Contingencies
Asbestos Matters, page F-26

13. We note your disclosure that the liability for future claims represents the estimated value of future asbestos-related bodily injury claims expected to be asserted against you over the next five years. You say that in light of the uncertainties inherent in making long-term projections, as well as certain factors unique to friction product asbestos claims, you do not believe that you have a reasonable basis for estimating asbestos claims beyond the next five years.

         ASC 450 does not provide bright lines with regard to time horizons in which ASC 450 judgments should be considered and applied. Therefore, we do not believe there is a conceptual basis for limiting an ASC 450 assessment to a certain time horizon. We believe your ASC 450 assessment should consider all claims without limitation to a specific time period. It is unclear how the ASC 450 assessment was considered for periods outside of the five year time horizons.

         Based on your history with asbestos claims, it seems unlikely to us that the low end of your range of probable losses for time periods beyond five years is zero. Therefore, please explain in greater detail how you determined that it was not possible to make any estimate for probable losses (including any legal costs for claims where an accrual has
 Suping Lu
Garrett Transportation Systems Inc.
May 24, 2018
Page 4
      already been provided) for periods beyond five years from the date of the financial statements.
       You may contact Patrick Kuhn at 202-551-3308 or Andrew Mew at 202-551-3377 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.


FirstName LastNameSuping Lu
                                                           Division of
Corporation Finance
Comapany NameGarrett Transportation Systems Inc.
                                                           Office of
Transportation and Leisure
May 24, 2018 Page 4
cc:       John C. Kennedy
FirstName LastName